Exhibit 11.1

WILLIS FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

	Years Ended December 31,
	2002	2001	2000 (as restated)
	(in thousands, except per share data)
Net income
Basic
Earnings:
Income from continuing operations	$3,596	$7,643	$5,474
Discontinued operations	—	(699)	1,715
Net earnings	$3,596	$6,944	$7,189

Shares:
Average common shares outstanding	8,831	8,771	7,512

Basic earnings per common share
Income from continuing operations	$0.41	$0.87	$0.73
Discontinued operations	—	(0.08)	0.23
Net earnings	$0.41	$0.79	$0.96

Assuming Full Dilution
Earnings:
Income from continuing operations	$3,596	$7,643	$5,474
Discontinued operations	—	(699)	1,715
Net earnings	$3,596	$6,944	$7,189

Shares:
Average common shares outstanding	8,831	8,771	7,512
Potentially dilutive common shares outstanding	20	121	95
Diluted average common shares outstanding	8,851	8,892	7,607

Earnings per common share assuming full dilution
Income from continuing operations	$0.41	$0.86	$0.72
Discontinued operations	—	(0.08)	0.23
Net earnings	$0.41	$0.78	$0.95

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and warrants issued in conjunction with the initial public offering.